

July 6, 2023

Chris Lowthert
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 17, 2023**
> **File No. 000-56046**

Dear Chris Lowthert:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Note 2. Summary of Significant Accounting Policies
Fair Value Measurements, page 112

1. We note that following the initial measurement of loans secured by real estate, the Company will determine fair value by utilizing or reviewing market yield data, discounted cash flow modeling, collateral asset performance, local or macro real estate performance, capital market conditions, debt yield or loan-to-value ratios, and borrower financial condition and performance. Given this policy, please tell us why the level 3 investments in real estate debt have been valued at cost, as adjusted for changes in foreign currency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew Guttin